INFORMATION CIRCULAR

for the

ANNUAL GENERAL MEETING

of

QWICK MEDIA INC.

to be held on

Tuesday, June 25, 2013

This document requires immediate attention.  If you are in doubt as to how to deal with the documents or matters referred to in this Information Circular, you should immediately contact your advisor.

QWICK MEDIA INC.
3162 Thunderbird Crescent
Burnaby, British Columbia, Canada V5A 3G1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS OF QWICK MEDIA INC.:

NOTICE is hereby given that the annual general meeting (the “Meeting”) of the holders of common shares and Class A preferred shares (collectively, the “Shareholders”) of QWICK MEDIA INC. (the “Company”) will be held at 3162 Thunderbird Crescent, Burnaby, British Columbia, on Tuesday, June 25, 2013 at 11:00 am (Pacific Time) for the following purposes:

1.	to receive the audited financial statements of the Company for the financial years ended December 31, 2012 and December 31, 2011, and the accompanying reports of the auditors;

2.
to appoint Morgan LLP, Chartered Accountants, as the auditors of the Company for the financial year ending December 31, 2013 and to ratify their appointment as auditors of the Company for the financial year ended December 31, 2012;

3.
to authorize the directors of the Company to fix the remuneration to be paid to the auditors for the financial year ending December 31, 2013 and to ratify the remuneration paid to the auditors of the Company for the financial year ended December 31, 2012;

4.	to confirm that there is no maximum number of directors and that the board of directors may appoint additional directors in accordance with the Articles;

5.	to elect, individually, Ross Tocher, Barb Welsh, Brian Petersen and Ted Cowie as directors to hold office until the next annual general meeting of the shareholders of the Company;

6.
to confirm, ratify and approve all acts, resolutions, deeds and things done by and proceedings of the directors and officers of the Company on behalf of the Company since the last annual general meeting of the shareholders; and

7.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice of Meeting.

The board of directors of the Company has fixed May 21, 2013 as the record date for the determination of Shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof.  Each Shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered Shareholder and are unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with Clark Wilson LLP, 900 – 885 West Georgia Street, Vancouver, British Columbia, Attention: Lori McLellan, at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting (by Friday June 21, 2013 at 11:00 am) or any adjournment or postponement thereof.

If you are a non-registered Shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your securities on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia, this 30th day of May, 2013.

ON BEHALF OF THE BOARD OF DIRECTORS OF
QWICK MEDIA INC.

“Ross Tocher”
Ross Tocher
President, Chief Executive Officer and Director

PLEASE VOTE.  YOUR VOTE IS IMPORTANT.  WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY FORM AND PROMPTLY RETURN IT IN THE ENVELOPE PROVIDED.

QWICK MEDIA INC.
3162 Thunderbird Crescent
Burnaby, British Columbia, Canada V5A 3G1

INFORMATION CIRCULAR
(Containing information as at May 30, 2013 unless otherwise noted)

MANAGEMENT SOLICITATION OF PROXIES

This information circular (“Information Circular”) is furnished to the holders (each a, “Common Shareholder”) of common shares (each, a “Common Share”) and to the holders (each a, “Class A Shareholder”, and together with the Common Shareholders, the “Shareholders”) of Class A preferred shares (each, a “Class A Share”, and together with the Common Shares, the “Shares”) of Qwick Media Inc. (the “Company”) in connection with the solicitation of proxies by the management of the Company for use at the annual general meeting of the Shareholders (and any adjournment or postponement thereof) (the “Meeting”) to be held on Tuesday, June 25, 2013 at 11:00 am (Pacific time) at the offices of the Company, 3162 Thunderbird Crescent, Burnaby, British Columbia, for the purposes set out in the accompanying Notice of Meeting.

All references to Shareholders in this Information Circular are to registered Shareholders, unless specifically stated otherwise.

Date and Currency

The date of this Information Circular is May 30, 2013.  Unless otherwise indicated, all dollar amounts referred to herein are in United States dollars.

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies by management of the Company will be conducted by mail and may be supplemented by telephone or other personal contact and such solicitation will be made without special compensation granted to the directors, officers and employees of the Company.  The Company does not reimburse shareholders, nominees or agents for costs incurred in obtaining, from the principals of such persons, authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this Information Circular and related proxy materials to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment of Proxy

Registered Shareholders are entitled to vote at the Meeting.  Each Shareholder is entitled to one vote for each Share that such Shareholder holds on May 21, 2013 (the “Record Date”) on the resolutions to be voted upon at the Meeting, and any other matter to properly come before the Meeting.

The persons named as proxyholders (the “Designated Persons”) in the enclosed form of proxy are proposed directors and/or officers of the Company.

Each Shareholder has the right to appoint a person or corporation (who need not be a Shareholder) to attend and act for or on behalf of that Shareholder at the Meeting, other than the Designated Persons named in the enclosed form of proxy.

Each Shareholder may exercise this right by striking out the printed names and inserting the name of such other person and, if desired, an alternate to such person, in the blank space provided in the form of proxy.

In order to be voted, the completed form of proxy must be received by counsel to the Company, Clark Wilson LLP, at 900 – 885 West Georgia Street, Vancouver, BC V6C 3H1, Attention: Lori McLellan, Fax: (604) 687-6314, by mail or fax, at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled time of the Meeting (by Friday June 21, 2013 at 11:00 am), or any adjournment or postponement thereof.

A proxy may not be valid unless it is dated and signed by each Shareholder who is giving it or by that Shareholder’s attorney-in-fact, duly authorized by that Shareholder in writing, or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation.  If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, should accompany the form of proxy.

Revocation of Proxies

Each Shareholder who has given a proxy may revoke it at anytime, before it is exercised, by an instrument in writing: (a) executed by that Shareholder or by that Shareholder’s attorney-in-fact authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

A proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

Voting of Shares and Proxies and Exercise of Discretion by Designated Persons

Each Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space on the proxy.  If the instructions as to voting indicated in the proxy are certain, the Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy.  If the Shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the Shares represented will be voted or withheld from the vote on that matter accordingly.  The Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If no choice is specified in the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the Designated Persons named in the form of proxy.  It is intended that the Designated Persons will vote the Shares represented by the proxy in favour of each matter identified in the proxy, including the vote for the election of the nominees to the Company’s board of directors (the “Board”), the appointment of the auditors and other matters as described in this Information Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company is not aware of any such amendments, variations or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Shares on any matter, the Shares that are the subject of the abstention or withholding will be counted for the determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

NON-REGISTERED HOLDERS

Only registered Shareholders, or duly appointed proxyholders, are permitted to vote at the Meeting.  Most Shareholders are “non-registered” Shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.  More particularly, a person is not a registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc. (“CDS”)) of which the Intermediary is a participant.  In accordance with the requirements set out in National Instrument 54-101 of the Canadian Securities Administrators (“NI 54-101”), the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Clark Wilson LLP as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of a one page pre-printed form, the proxy authorization will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit a Non-Registered Holder to direct the voting of the Shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Designated Persons named in the form and insert the Non-Registered Holder’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

There are two kinds of beneficial owners – those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non-Objecting Beneficial Owners).  Pursuant to NI 54-101, issuers can obtain a list of their NOBOs from Intermediaries for distribution of proxy-related materials directly to NOBOs.

These Meeting Materials are being sent to registered Shareholders and Non-Registered Holders.  If you are a Non-Registered Holder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors:

(a)	any person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year;

(b)	any proposed nominee for election as a director of the Company; and

(c)	any associate or affiliate of any of the foregoing persons.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized share capital of the Company consists of 400,000,000 Common Shares each having a par value of $0.001 and 100,000,000 preferred shares each having a par value of $0.001.  Effective November 15, 2011, the Company designated 25,000,000 preferred shares as Class A Shares.  The Class A Shares carry certain rights and restrictions including redemption and retraction rights.  Each Class A Share may be converted from time to time into one Common Share at the holder’s option until July 31, 2015 at the following conversion prices:  (i) $0.60 per Common Share if converted on or before July 31, 2012 (expired), (ii) $1.00 per Common Share if converted between August 1, 2012 and July 31, 2013, and (iii) $1.50 per Common Share if converted between August 1, 2013 and July 31, 2015.  As of the Record Date, determined by the Board to be the close of business on May 21, 2013, there were a total of 71,128,456 Common Shares issued and outstanding.  Each Share outstanding on the Record Date carries the right to one vote at the Meeting.  As of the Record Date, there were a total of 2,027,945 Class A Shares issued and outstanding.  Each Class A Share outstanding on the Record Date carries the right to one vote at the Meeting.

Only registered Shareholders as of the Record Date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting.  On a show of hands, every Shareholder and proxy holder will have one vote and, on a poll, every Shareholder present in person or represented by proxy will have one vote for each Share held.  In order to approve a motion proposed at the Meeting, a simple majority of more than 50% of the votes cast will be required to pass an ordinary resolution, and a majority of at least two thirds of the votes cast will be required to pass a special resolution.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Shares carrying more than 10% of the voting rights attached to the outstanding Shares, other than as set forth below:

Name	Number and Class of Securities	Percentage of Outstanding Shares Owned in Respect of Particular Class
Ross J. Tocher	30,025,135 Common Shares(3)	42.21%(1)
	2,027,945 Class A Shares	100%(2)

(1)	Based on 71,128,456 Common Shares issued and outstanding as of May 21, 2013.

(2)	Based on 2,027,945 Class A Shares issued and outstanding as of May 21, 2013.

(3)
Includes 6,171,021 Common Shares held by R.J. Tocher Holdings Ltd., a private company controlled by Mr. Tocher, 15,594,628 Common Shares held by Concept Financial Inc., a private company controlled by Mr. Tocher, and 8,259,486 Common Shares held by In Touch Digital Media, a private company controlled by Mr. Tocher.

NUMBER OF DIRECTORS

The Articles of Association of the Company provide that there must be at least one (1) director.  There is no maximum number of directors. At the Meeting, Shareholders will be asked to pass an ordinary resolution to confirm that there is no maximum number of directors and that the board of directors may appoint additional directors in their sole discretion, from time to time, in accordance with the Articles.

(8) Management recommends the approval of an ordinary resolution to confirm that there is no maximum number of directors and that the board of directors may appoint additional directors in their sole discretion, from time to time, in accordance with the Articles.

ELECTION OF DIRECTORS

Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are duly elected or appointed in accordance with the Company’s Articles of Association or until such director’s earlier death, resignation or removal.

In the absence of instructions to the contrary, the enclosed form of proxy will be voted for the nominees listed below, of which Ross Tocher, Barb Welsh and Brian Petersen are presently the members of the Board.  Management does not expect that the any of the below nominees will be unable to serve as a director.

Management proposes to nominate the persons named in the table below for election as directors of the Company. The information concerning the proposed nominees has been furnished by the respective nominees:

Name Province and Country of Residence and Position(s) with the Company	Periods during which Nominee has served as a Director	Number of Shares and Class A Shares Owned(1)	Principal Occupation, Business or Employment for the Last Five Years
Ross Tocher(2) British Columbia, Canada President, Chief Executive Officer and Director	January 28, 2011 to present	30,025,135 Common Shares(3) 2,0257,945 Class A Shares
President and CEO of the Company since September 10, 2008. Previously, Mr. Tocher was a founder of Pan-Canadian Mortgage Group Inc., specializing in commercial mortgage investment, and a co-founder of Gateway Casinos Ltd. Mr. Tocher was a trustee of the Gateway Casino Income Fund, Gateway Trust and director of Gateway G.P. Prior to January 2001, he was the President of Marsonn Packaging Ltd., a company specializing in the repackaging of foods. He co-founded Brew King Ltd., a manufacturer of commercial and consumer wine-making concentrates that achieved worldwide sales as the largest non-commercial wine producer in North America before being sold, in 1997, to Andres Wines Ltd.

Barb Welsh(2) British Columbia, Canada Director	January 28, 2011 to present	Nil
President and founder of Welsh Sales Solutions Ltd., a company that is focused on providing revenue for video screens and has exclusive contracts for many of the most successful out-of-home video networks in Canada and the United States, since 2002.

Brian Petersen(2) Alberta, Canada Director	January 28, 2011 to present	375,000 Common Shares(4)
Chief Executive Officer since January 2013 and director since December 2012 of Cancen Oil Canada Inc., an energy services company listed on the TSX Venture Exchange. Previously, Managing Director – Head of Energy for the investment banking team Stonecap Securities Inc. from 2011 to December 2012. From 2005 to 2010, Mr. Petersen provided investment banking expertise to Sprott Securities Inc., and founded a boutique banking firm, Petersen Capital Corp., and sold his interest in that firm to Versant Partners Inc. Mr. Petersen is a Chartered Financial Analyst, member of the Association for Investment Management and Research and is a board member of the Canadian Association of Income Funds.

Ted Cowie British Columbia, Canada Vice President of Sales	To be nominated	Nil	President of Genuine Advertising, a marketing company, since 2000. Mr. Cowie has worked in the world of sales, marketing, and advertising for over 45 years.

(1)
Common Shares and Class A Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at May 21, 2013, based upon information furnished to the Company by the individual directors.

(2)	Member of the Company’s audit committee.

(3)
Includes 6,171,021 Common Shares held by R J Tocher Holdings Ltd., a private company wholly owned by Ross J. Tocher, 15,594,628 Common Shares held by Concept Financial Inc., a private company wholly owned by Ross J. Tocher, and 8,259,486 Common Shares held by In Touch Digital Media, a private company wholly owned by Ross J. Tocher.

(4)	These Common Shares are registered in the name of the Brian K. Petersen Family Trust.

Management recommends the approval of the nominees listed above for election as directors of the Company for the ensuing year.

Corporate Cease Trade Orders

Other than as set out below, to the best of management’s knowledge, no proposed director of the Company has, within 10 years before the date of this Information Circular, been a director or officer of any company that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied that person or company access to any exemption under securities legislation for a period of more than 30 consecutive days, or (ii) was subject to an event that resulted, after the director or officer ceased to be a director or officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.

Bankruptcies

Other than as set out below, to the best of management’s knowledge, no proposed director of the Company: (i) is or has been within the 10 years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

No proposed director of the Company has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a nominee.

STATEMENT OF EXECUTIVE COMPENSATION

General

For the purpose of this Information Circular:

“CEO” of the Company means each individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“CFO” of the Company means each individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“NEO” or “named executive officer” means each of the following individuals:

(a)	a CEO;

(b)	a CFO;

(c)
each of the three most highly compensated executive officers of the company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 Statement of Executive Compensation, for that financial year; and

(d)
each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at that financial year.

Compensation Discussion and Analysis

Compensation Discussion and Analysis and Compensation Governance

The overall objective of the Company’s compensation strategy is to offer medium-term and long-term compensation components to ensure that the Company has in place programs to attract, retain and develop management of the highest caliber and has in place a process to provide for the orderly succession of management, including receipt on an annual basis of any recommendations of the CEO, if any, in this regard.  The Company currently has medium-term and long-term compensation components in place, and intends to further develop these compensation components.  The objectives of the Company’s compensation policies and procedures are to align the interests of the Company’s employees with the interests of the Shareholders.  Therefore a significant portion of the total compensation is based upon overall corporate performance. The Company currently uses primarily fees, incentive stock options and discretionary bonuses to compensate its NEOs.

The Company does not have in place a Compensation and Nominating Committee.  All tasks related to developing and monitoring the Company’s approach to the compensation of officers of the Company and to developing and monitoring the Company’s approach to the nomination of directors to the Board are performed by the members of the Board.  The compensation of the NEOs and the Company’s employees is reviewed, recommended and approved by Board.

The Company chooses to grant stock options to NEOs to satisfy the long-term compensation component. The Board may consider, on an annual basis, an award of bonuses to key executives and senior management. The amount and award of such bonuses is discretionary, depending on, among other factors, the financial performance of the Company, implementation of the Company’s business plan, development of corporate opportunities and completion of financings and the position of a participant. The Board considers that the payment of such discretionary cash bonuses satisfies the medium term compensation component.  In the future, the Board may also consider the grant of options to purchase common shares of the Company with longer future vesting dates to satisfy the long term compensation component.

The Company pays KII Management Inc., a company controlled by Kevin Kortje, the Company’s CFO, fees of $5,000 per month and Greg Dureault Personal Law Corp., a company controlled by Greg Dureault, the Company’s Senior Vice-President and General Counsel, fees of $15,000 per month. The Company is billed these fees monthly by the consultants.

Under the Company’s compensation policies and practices, NEOs and directors are not prevented from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Based on this review, the Board believes that the compensation policies and practices do not encourage executive officers to take unnecessary or excessive risk.

Share-based and Option-based Awards

The Company does not have in place a Compensation and Nominating Committee.  Accordingly, decisions regarding the grant of stock options are made by the Board.  The Board takes into account previous grants of option-based awards when making decisions about new grants.

Summary Compensation Table

Particulars of compensation earned by each NEO (including deferred compensation) in the three most recently completed financial years are set out in the summary compensation table below:

Name and Principal Position	Year	Salary(2) ($)	Share-based Awards(3) ($)	Option-based Awards (4) ($)	Non-equity Incentive Plan Compensation(1) ($)		Pension Value ($)	All Other Compen-sation ($)	Total Compen-sation ($)
					Annual Incentive Plans	Long-term Incentive Plans
Ross J. Tocher President and Chief Executive Officer(5)	2012 2011 2010	Nil Nil Nil	Nil Nil Nil	Nil 23,139 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 23,139 Nil
Kevin Kortje Chief Financial Officer(6)	2012 2011 2010	Nil Nil N/A	Nil Nil N/A	Nil 23,139 N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	60,000(8) 60,000(8) N/A	60,000 83,139 N/A
Gregory G. Dureault Senior Vice President and General Counsel(7)	2012 2011 2010	Nil Nil N/A	Nil Nil N/A	Nil 23,139 N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	180,000(9) 180,000(9) N/A	180,000 203,139 N/A

(1)	“Non-equity Incentive Plan Compensation” includes all compensation under an incentive plan or portion of an incentive plan that is not an equity incentive plan.

(2)
The value of perquisites including property or other personal benefits provided to an NEO that are generally available to all employees, and that in the aggregate are worth less than $50,000, or are worth less than 10% of an NEO’s total salary for the financial year are not reported herein.

(3)
“Share-based Awards” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

(4)
“Option-based Awards” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features.

(5)	Mr. Tocher was appointed as the president and chief executive officer of the Company effective September 10, 2008.

(6)	Mr. Kortje was appointed as chief financial officer effective January 28, 2011.

(7)	Mr. Dureault was appointed as senior vice president and general counsel effective January 28, 2011.

(8)	Mr. Kortje receives consulting fees of $5,000 per month, payable quarterly. The consulting fees are paid to Mr. Kortje’s personal corporation, KII Management Inc.

(9)	Mr. Dureault receives consulting fees of $15,000 per month, payable monthly. The consulting fees are paid to Mr. Dureault’s personal corporation, Greg Dureault Personal Law Corp.

Narrative

Other than as set forth in the foregoing, no NEO of the Company has received, during the most recently completed financial year, compensation pursuant to:

(a)	any standard arrangement for the compensation of NEOs for their services in their capacity as NEOs, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of NEOs in their capacity as NEOs; or

(c)	any arrangement for the compensation of NEOs for services as consultants or expert.

See “Compensation Discussion and Analysis”.

Incentive Plan Awards

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period.  An “incentive plan award” means compensation awarded, earned paid, or payable under an incentive plan.

Outstanding Share-based Awards and Option-based Awards

The following table sets forth the outstanding share-based awards and option-based awards for each of the NEOs of the Company outstanding as at December 31, 2012:

		Option-based Awards			Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Ross J. Tocher	300,000	$0.20	December 29, 2015	$150,000	Nil	Nil	Nil
Kevin Kortje	300,000	$0.20	December 29, 2015	$150,000	Nil	Nil	Nil
Gregory G. Dureault	300,000	$0.20	December 29, 2015	$150,000	Nil	Nil	Nil

(1)
Value of In-the-money options is calculated based on the difference between the closing market price of the Shares underlying the options at the end of the most recently completed financial year and the exercise price of the options.  The last closing market price of the Shares on the OTC Markets on December 31, 2012 was $0.70.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each NEOs:

Name	Option-based Awards – Value vested during the year	Share-based Awards – Value vested during the year	Non-equity Incentive Plan Compensation – Value earned during the year
Ross J. Tocher	$8,334	Nil	Nil
Kevin Kortje	$8,334	Nil	Nil
Gregory G. Dureault	$8,334	Nil	Nil

Narrative Discussion

For a summary of the material provisions of the Plan, pursuant to which all current option-based awards have been granted to directors, please see below under the heading “Securities Authorized for Issuance Under Equity Compensation Plan”.

There was no re-pricing of stock options under the Plan or otherwise during the Company’s most recently completed financial period ended December 31, 2012.

Pension Plan Benefits

The Company does not have a pension plan that provides for payments or benefits to the NEOs at, following, or in connection with retirement.

Termination and Change of Control Benefits

There are no compensatory plans, contracts or arrangements where the Named Executive Officers are entitled to receive more than $150,000 from the Company or its subsidiaries, including periodic payments or instalments, in the event of the resignation, retirement or other termination of employment of the Named Executive Officers or of a change of control of the Company or its subsidiaries.

Compensation of Directors

Director Compensation Table

The following table sets forth the details of compensation provided to the Company’s directors, other than the NEOs, during the Company’s financial year ended December 31, 2012:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Barb Welsh	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Brian Petersen	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Narrative Discussion

Other than as set forth in the foregoing, no director of the Company, during the financial year ended December 31, 2012, who was not an NEO has received compensation pursuant to:

(a)
any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or

(c)	any arrangement for the compensation of directors for services as consultants or experts.

Subsequent to the financial year ended December 31, 2012, the Company has not entered into any management agreements with any of its directors although management fees and professional fees were paid, in the ordinary course of business, to companies which have certain directors in common with the Company.

Incentive Plan Awards for Directors

Outstanding Share-based Awards and Option-based Awards

The following table sets forth the outstanding share-based awards and option-based awards for each of the directors of the Company that were outstanding as at December 31, 2012:

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Barb Welsh	300,000	$0.20	December 29, 2015	$150,000	Nil	Nil
Brian Petersen	300,000	$0.20	December 29, 2015	$150,000	Nil	Nil

(1)
Value of In-the-money options is calculated based on the difference between the closing market price of the Shares underlying the options at the end of the most recently completed financial year and the exercise price of the options.  The last closing market price of the Shares on the OTC Markets on December 31, 2012 was $0.70.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed fiscal year by each director:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Barb Welsh	$8,334	Nil	Nil
Brian Petersen	$8,334	Nil	Nil

Narrative Discussion of Incentive Plan Awards for Directors

For a summary of the material provisions of the Plan, pursuant to which all current option-based awards have been granted to directors, please see below under the heading “Securities Authorized for Issuance Under Equity Compensation Plan”.

There was no re-pricing of stock options under the Plan or otherwise during the Company’s most recently completed financial period ended December 31, 2012.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of our equity compensation plan at the date of this Information Circular:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	Nil	Nil	Nil
Equity compensation plans not approved by security holders	2,820,000	$0.30	3,800,230
Total	2,820,000	$0.30	3,800,230

(1)	The Company does not have any warrants or rights outstanding under any equity compensation plans.

The Board adopted the Plan on January 28, 2011.  The Plan took effect on October 25, 2010 and shall terminate on October 25, 2020.  The Plan provides for the grant of incentive stock options to purchase Common Shares to the Company’s directors, officers, employees, advisors and consultants. The Plan is administered by the Board. The maximum number of the Common Shares which may be reserved and set aside for issuance under the Plan is 6,620,230 Common Shares. Each option, upon its exercise, entitles the grantee to acquire one Common Share. The exercise price of the Common Shares that may be acquired upon exercise of options is determined by the Board at the time of grant. Stock options may be granted under the Plan for an exercise period of up to ten years from the date of grant of the option or such lesser period as may be determined by the Board.

A copy of the Plan is available for review at the offices of the Company, 3162 Thunderbird Crescent, Burnaby, British Columbia, V5A 3G1 during normal business hours up to and including the date of the Meeting.

APPOINTMENT OF AUDITOR

At the Meeting, Shareholders will be asked to vote for the appointment of Morgan LLP, to serve as auditor of the Company for the Company’s financial year ending December 31, 2013 at a remuneration to be fixed by the Board and to ratify the appointment of Morgan LLP as the auditor of the Company for the Company’s financial year ended December 31, 2012 and the remuneration fixed by the Board for the year ended December 31, 2012.

Management recommends that Shareholders vote in favour of the appointment of Morgan LLP, as the Company’s auditor for the Company’s financial year ending December 31, 2013 at a remuneration to be fixed by the Board and for the ratification of the appointment of Morgan LLP as the auditors of the Company for the Company’s financial year ended December 31, 2012 and the remuneration fixed by the Board for the year ended December 31, 2012.

AUDIT COMMITTEE DISCLOSURE

National Instrument 52-110 Audit Committees (“NI 52-110”) requires the Company, as a venture issuer, to disclose annually in its information circular certain information concerning the constitution of its audit committee and its relationship with its independent auditors.

Audit Committee Charter

The following audit committee charter (the “Charter”) was adopted by the Company’s audit committee and the Board:

Purpose of Audit Committee

The primary function of the audit committee is to assist the Board in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the audit committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The audit committee’s primary duties and responsibilities are to:

•	serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements;

•	review and appraise the performance of the Company’s external auditors; and

•	provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board.

Composition

The audit committee shall be comprised of at least one director and if the Company has independent board members, the majority of whom shall, in the judgment of the Board, meet (i) the independence requirements of Rule 10A-3 of the Securities and Exchange Act of 1934 (the “1934 Act”) and any other rules and regulation promulgated by the Securities and Exchange Commission (the “SEC”) thereunder; (ii) the independence requirements of the rules of any stock exchange upon which the Company’s securities are listed for audit committee members as in effect from time to time.  If the Company ceases to be a “venture issuer” (as that term is defined in NI 52-110), then all of the members of the audit committee shall be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the audit committee.

If the Company ceases to be a “venture issuer” (as that term is defined in NI 52-110), then all members of the audit committee shall have accounting or related financial management expertise.  All members of the audit committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the audit committee shall be appointed or re-appointed by the Board on an annual basis. Unless a chair is elected by the full Board, the members of the audit committee may designate a chair by a majority vote of the full Committee membership.

Meetings

The audit committee shall meet at least four times annually, or more frequently as circumstances dictate.

Responsibilities and Duties

To fulfill its responsibilities and duties, the audit committee shall:

1.
Select the independent accountants, considering independence and effectiveness, approve all audit and non-audit services in advance of the provision of such services and the fees and other compensation to be paid to the independent accountants, and oversee the services rendered by the independent accountants (including the resolution of disagreements between management and the independent accountants regarding preparation of financial statements) for the purpose of preparing or issuing an audit report or related work, and the independent accountants shall report directly to the audit committee.

2.
Review the performance of the independent accountants, including the lead partner of the independent accountants, and, in its sole discretion, approve any proposed discharge of the independent accountants when circumstances warrant, and appoint any new independent accountants.

3.
Periodically review and discuss with the independent accountants all significant relationships the independent accountants have with the Company to determine the independence of the independent accountants, including a review of service fees for audit and non-audit services.

4.
Inquire of management and the independent accountants and evaluate the effectiveness of the Company’s process for assessing significant risks or exposures and the steps management has taken to monitor, control and minimize such risks to the Company.  Obtain annually, in writing, the letters of the independent accountants as to the adequacy of such controls.

5.	Consider, in consultation with the independent accountants, the audit scope and plan of the independent accountants.

6.	Review with the independent accountants the coordination of audit effort to assure completeness of coverage, and the effective use of audit resources.

7.	Consider and review with the independent accountants, out of the presence of management:

(a)	the adequacy of the Company’s internal controls and disclosure controls including the adequacy of computerized information systems and security;

(b)	the truthfulness and accuracy of the Company’s financial statements; and

(c)	any related significant findings and recommendations of the independent accountants together with management's responses thereto.

8.	Following completion of the annual audit, review with management and the independent accountants:

(a)	the Company’s annual financial statements and related footnotes;

(b)	the independent accountants' audit of the financial statements and the report thereon;

(c)	any significant changes required in the independent accountants' audit plan; and

(d)	other matters related to the conduct of the audit which are to be communicated to the committee under generally accepted auditing standards.

9.
Following completion of the annual audit, review separately with each of management and the independent accountants any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

10.
Establish regular and separate systems of reporting to the audit committee by each of management and the independent accountants regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

11.
In consultation with the independent accountants, review any significant disagreement among management and the independent accountants in connection with the preparation of the financial statements, including management's responses.

12.	Consider and review with management:

(a)	significant findings during the year and management's responses thereto; and

(b)	any changes required in the planned scope of their audit plan.

13.
Review filings with the SEC and other regulatory authorities having jurisdiction and other published documents containing the Company’s financial statements, including any certification, report, opinion or review rendered by the independent accountants, or any press releases announcing earnings (especially the use of "pro forma" or "adjusted" information not prepared in compliance with generally accepted accounting principles) and all financial information and earnings guidance intended to be provided to analysts and the public or to rating agencies, and consider whether the information contained in these documents is consistent with the information contained in the financial statements.

14.
Prepare and include in the Company’s annual proxy statement or other filings of the SEC and other regulatory authorities having jurisdiction any report from the Committee or other disclosures as required by applicable laws and regulations.

15.
Review with management the adequacy of the insurance and fidelity bond coverages, reported contingent liabilities, and management's assessment of contingency planning. Review management's plans regarding any changes in accounting practices or policies and the financial impact of such changes, any major areas in management's judgment that have a significant effect upon the financial statements of the Company, and any litigation or claim, including tax assessments, that could have a material effect upon the financial position or operating results of the Company.

16.	Review with management and the independent accountants each annual, quarterly and other periodic report prior to its filing with the SEC or other regulators or prior to the release of earnings.

17.
Review policies and procedures with respect to officers' expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the independent accountants.

18.
Establish, review and update periodically a Code of Ethics and Business Conduct for employees, officers and directors of the Company and ensure that management has established a system to enforce this Code of Ethics and Business Conduct.

19.	Review management's monitoring of the Company’s compliance with the Company’s Code of Ethics and Business Conduct.

20.
Review, with the Company’s counsel, any legal, tax or regulatory matter that may have a material impact on the Company’s financial statements, operations, related Company compliance policies, and programs and reports received from regulators.

21.	Evaluate and review with management the Company’s guidelines and policies governing the process of risk assessment and risk management.

22.	Consider questions of possible conflicts of interest of Board members and of the corporate officers and approve in advance all related party transactions.

23.	Provide advice on changes in Board compensation.

24.
Meet with the independent accountants and management in separate executive sessions to discuss any matters that the audit committee or these groups believe should be discussed privately with the audit committee.

25.	Report audit committee actions to the Board with such recommendations as the audit committee may deem appropriate.

26.
Maintain, review and update the procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters, as set forth in Annex A attached to the Company’s Charter.

27.	Review and update the Charter periodically and recommend any proposed changes to the Board for approval, in accordance with the requirements of the 1934 Act and rules of any stock exchange.

28.	Perform such other functions consistent with the Charter, the Company’s bylaws and governing law, as the audit committee deems necessary or appropriate.

Composition

The Company’s audit committee is currently comprised of Ross J. Tocher, Barb Welsh and Brian Petersen.  Barb Welsh and Brian Petersen are considered “independent” as that term is defined in NI 52-110.  Ross J. Tocher is not independent as he is the Company’s President and Chief Executive Officer.  The Company has determined that Brian Petersen qualifies as an “audit committee financial expert” as defined in NI 52-110.

Relevant Education and Experience

Each member of the audit committee has adequate education and experience that is relevant to their performance as an audit committee member and, in particular, the requisite education and experience that have provided the member with:

(a)
an understanding of the accounting principles used by the Company to prepare its financial statements and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(b)
experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements or experience actively supervising individuals engaged in such activities; and

(c)	an understanding of internal controls and procedures for financial reporting.

The education and experience of each audit committee member that is relevant to the performance of their responsibilities as an audit committee member is summarized as follows:

Ross J. Tocher

Mr. Tocher has over 30 years of experience managing investment strategies for a variety of family holding companies with interests in different industries. He was one of the founders of British Columbia based Pan-Canadian Mortgage Group Inc., specializing in commercial mortgage investment, and a co-founder of British Columbia based Gateway Casinos Ltd. Mr. Tocher was a trustee of the Gateway Casino Income Fund, Gateway Trust and director of Gateway G.P. Prior to January 2001, he was the President of Marsonn Packaging Ltd., a company specializing in the repackaging of foods. He co-founded Brew King Ltd., a British Columbia company, and manufacturer of commercial and consumer wine-making concentrates that achieved worldwide sales as the largest non-commercial wine producer in North America before being sold, in 1997, to Andres Wines Ltd. Previously, Mr. Tocher was also a senior executive with the Tocher family business. Since 1998, he has gained experience as a director of several private equity companies, including British Columbia based Trian Equities Ltd., and he has been the President of Knight Ventures, Ltd., an investment company, and was a founder of InTouch Digital Media Inc. in 2008 to commence business in China.

Barb Welsh

Ms. Welsh is the President and founder of Welsh Sales Solutions Ltd., which she founded in 2002.  Ms. Welsh has a marketing background and was successful radio sales person in Canada for over 25 years.  From 1971-78 she rose to the top as Senior Account Manager at The Pattison Group, and from 1978-87 as Senior Account Manager at The Rogers Group.  Ms. Welsh achieved top sales person at Western International Communications Ltd. (now Corus Entertainment Inc.) during 1987-2002 where she sold advertising for CKNW, CFMI (Rock101), CFOX, and CKLG along with selling the play by play for the Vancouver Canucks, BC Lions, and the Vancouver Grizzlies.  After selling traditional media for her entire career Ms. Welsh decided to venture into new media and founded Welsh Sales Solutions Ltd., which focuses on new media and the out-of-home video industry.  Welsh Sales Solutions Ltd. has become a leader in its emerging industry and the company’s main focus is to provide revenue for video screens and has had exclusive contracts for many of the most successful out-of-home video networks in Canada and the US.

Brian Petersen

Mr. Petersen has been the Chief Executive Officer since January 2013 and a director since December 2012 of Cancen Oil Canada Inc., an energy services company listed on the TSX Venture Exchange.  Previously, Mr. Petersen was the Managing Director - Head of Energy for the investment banking team at Toronto based Stonecap Securities Inc. from 2011 to December 2012.

Mr. Petersen is a Chartered Financial Analyst and a member of the Association for Investment Management and Research. He is also a board member of the Canadian Association of Income Funds (CAIF). Mr. Petersen spent 16 years with RBC Capital Markets in Toronto, Calgary and Houston where he was involved in all facets of the financing industry gaining significant experience in initial public offerings, public and private equity, public and private debt, trust unit financings and merger & acquisition transactions. Mr. Petersen has advised on over $20 billion of mergers and acquisitions assignments and nearly $20 billion of equity and fixed income financings, including over $6 billion of income trust IPOs in Canada and the US.

Mr. Petersen joined RBC Capital Markets in 1989 after completing a Bachelor of Commerce in Finance at the University of British Columbia.  Mr. Petersen was responsible for the Income Trust Group which works with all industry groups in the origination and execution of equity and merger and acquisitions mandates in the Income Trust and Royalty Trust sector. The group also provided coverage support for accounts in the income trust sector. Clients included Pengrowth Energy Trust, Bell Nordiq Income Fund, Keyspan Facilities Income Fund and NAL Oil and Gas Trust. Mr. Petersen is a member of RBC Capital Markets’ New Names Committee. Mr. Petersen has had extensive experience in investment banking with RBC Capital Markets in Calgary from 1991 to 1999 and in Houston from 1999 to 2002. He has provided advice to corporations in Canada and the U.S. regarding mergers and acquisitions assignments, debt and equity financing, including an integral role in the Income Trust sector where he has been involved in over $11 billion of equity offerings since 1993. He has been active in the structuring and marketing of many initial public offerings in the sector. Between 2005 and 2010, Mr. Petersen provided his investment banking expertise to Toronto’s Sprott Securities Inc. and he founded and sold to Versant Partners Inc. his interests in a Calgary-based boutique banking firm Petersen Capital Corp.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Board has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions contained in sections 2.4 or 8 of NI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110 in whole or in part.

Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Board, and where applicable by the audit committee, on a case-by-case basis.

External Auditor Service Fees (By Category)

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company’s financial statements.  “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The aggregate fees billed by the Company’s external auditor in the last fiscal years ended December 31, 2011 and December 31, 2012 by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2012	$44,000	Nil	Nil	Nil
December 31, 2011	$22,275	$10,350	Nil	Nil

Exemption

The Company is relying on the exemption provided under Section 6.1 of NI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

CORPORATE GOVERNANCE

General

Pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices, the Company is required to disclose its corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201. These Guidelines are not prescriptive, but have been used by the Company in adopting its corporate governance practices. The Company’s approach to corporate governance is set out below.

Board of Directors

The Board facilitates its exercise of independent supervision over the Company’s management through frequent meetings or unanimous consent resolutions of the Board. The Board is comprised of three directors consisting of Ross Tocher, Barb Welsh and Brian Petersen. The Board has no formal procedures designed to facilitate the exercise of independent supervision over management, relying instead on the integrity of the individual members of its management team to act in the best interests of the Company

Of the current directors, one director, Ross Tocher is not considered to be “independent” within the meaning of NI 52-110 as he is also the CEO of the Company.  Two directors, Barb Welsh and Brian Petersen and management’s nominee for election as a director, Ted Cowie, are considered by the Board to be “independent” within the meaning of National Instrument 52-110 in that they are independent and free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with the director’s ability to act with the best interests of the Company, other than the interests and relationships arising from Shareholders.

Directorships

Brian Petersen is a director of Cancen Oil Canada Inc., a company listed on the TSX Venture Exchange.  No other directors of the Company are currently directors of any other reporting issuers.

Board Mandate

The Board is responsible for the conduct of the Company’s affairs generally. The Board is responsible for reviewing and approving the Company’s operating plans and budgets as presented by management. The Board is responsible for identifying the principal risks of the Company’s business and for ensuring these risks are effectively monitored and mitigated to the extent practicable. Succession planning, including the recruitment, supervision, compensation and performance assessment of the Company’s senior management personnel also falls within the ambit of the Board’s responsibilities. The Board is responsible for ensuring effective communication by the Company with its Shareholders and the public and for ensuring that the Company adheres to all regulatory requirements with respect to the timeliness and content of its disclosure. In keeping with its overall responsibility for the stewardship of the financial affairs of the Company, the Board created an audit committee which is responsible for the integrity of the Company’s internal control and management information systems.

The Board is responsible for approving annual operating plans recommended by management. Board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals.

The Board delegates to management responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing the Company’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements.

The Board believes the Company is well served and the independence of the Board from management is not compromised. The Board does not have, and does not consider it necessary under the circumstances to have, any formal structures or procedures in place to ensure that the Board can function independently of management. The Board believes that its current composition is sufficient to ensure that the Board can function independently of management.

Position Descriptions

The CEO and the Board have not, to date, developed a formal, documented position description for the CEO and to define the limit of management’s responsibilities. The Board is currently of the view that the respective corporate governance roles of the Board and management are clear and that the limits to management’s responsibility and authority are reasonably well-defined.

Orientation and Continuous Education

Each new director brings a different skill set and professional background, and with this information, the Board is able to determine what orientation to the nature and operations of the Company’s business will be necessary and relevant to each new director.  The Company provides continuing education for its directors as such need arises and encourages open discussion at all meetings, which encourages learning by the directors.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics which has been distributed to its directors, officers, employees and consultants.  A copy of the Code is available from the Company on written request.

Nomination of Directors

The Board does not have a nominating committee. The Company does not currently have any formalised processes for identifying new candidates for Board nomination.  The Board is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting of Shareholders.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the required time, show support for the Company’s mission and strategic objectives, and a willingness to serve.

Compensation

The compensation of NEOs is determined by the Board as a whole. See “Executive Compensation” and “Director Compensation”.

Other Board Committees

There are no committees of the Board, other than the audit committee.

Assessments

Although the Company has no formalized assessment procedures to satisfy itself that its directors, audit committee members and the Board as a whole are performing effectively, the Board regularly monitors the adequacy of information given to directors, communications between the Board and management and the strategic direction and processes of the Board and its committees.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director, executive officer or employee, proposed nominee for election to the Board, or associate of such persons is, or has been, indebted to the Company since the beginning of the most recently completed financial year of the Company and no indebtedness remains outstanding as at the date of this Information Circular.

None of the directors or executive officers of the Company is or, at any time since the beginning of the most recently completed financial year has been, indebted to the Company.  None of the directors’ or executive officers’ indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no: (a) director, proposed director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, Shares or who exercises control or direction of Shares, or a combination of both, carrying more than ten percent of the voting rights attached to the Shares outstanding (an “Insider”); (c) director or executive officer of an Insider; or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, except with an interest arising from the ownership of Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of Shares who are resident in Canada.

The Company paid a management fee of $Nil (2011 - $Nil; 2010 - $63,885) to a company controlled by a former director for the year ended December 31, 2012. The management services were on a month to month basis at $5,000, plus applicable sales tax, per month for management services.

As of December 31, 2012, amounts owing from related parties was $Nil. At December 31, 2011, amounts owing from related parties consisted of $158,474 owed from a director and companies controlled by a director, which is included in accounts receivable.  At December 31, 2010, accounts payable included $11,320 owed to a director of the Company and to a company controlled by the same director, and $5,209 owed to a company controlled by an officer of the Company.

Interest expensed relating to notes payable due to a company with a common director amounted to $Nil (2011 - $27,945; 2010 - $Nil) for the year ended December 31, 2012.

Interest expensed relating to notes payable due to a company with a common officer amounted to $Nil (2011 - $Nil; 2010 - $158) for the year ended December 31, 2012.

MANAGEMENT CONTRACTS

There were no management functions of the Company or its subsidiary, which were, to any substantial degree, performed by a person other than a director or executive officer of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON

Except as disclosed elsewhere in this Information Circular, no director or executive officer of the Company who was a director or executive officer since the beginning of the Company’s last financial year, no proposed nominee for election as a director of the Company, or any associate or affiliates of any such director, officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of Shares or other securities in the Company or otherwise, in any matter to be acted upon at the Meeting other than the election of directors and as disclosed under the heading “Particulars of Matters to be Acted On”.

PARTICULARS OF MATTERS TO BE ACTED UPON

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the Designated Persons named in the enclosed form of proxy intend to vote on any poll in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Shareholders may contact the Company at its office by mail at the address set out on Page 1 of this Information Circular to request copies of the Company’s financial statements and the related Management’s Discussion and Analysis (the “MD&A”).  Financial information is provided in the Company’s comparative financial statements and MD&A for its financial years ended December 31, 2012 and December 31, 2011.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each Shareholder entitled thereto and to the appropriate regulatory agencies has been authorized by the Board.

Dated at Vancouver, British Columbia this 30th day of May, 2013.

ON BEHALF OF THE BOARD OF QWICK MEDIA INC.

“Ross Tocher”
Ross Tocher
President, Chief Executive Officer and Director